Mail Stop 4561

April 27, 2010

Murray D. Martin
Chairman, President and Chief Executive Officer
Pitney Bowes, Inc.
1 Elmcroft Road
Stamford, Connecticut 06926-0700

      Re: **Pitney Bowes, Inc.**
             Form 10-K for the fiscal year ended December 31, 2009
             Filed February 26, 2010
             File No. 001-03579

Dear Mr. Martin:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. – Business, page 3

1. You disclose on page 4 that you have no significant seasonality relating to your business, yet in your February 4, 2010 earnings call for the fourth quarter of fiscal 2009, management indicated that the company expects a greater percentage of 2010 earnings will occur in the second half of the year, given the seasonality of the business in a more normal economic environment than that of the past couple of years. Please tell us how you concluded that the seasonality of your business,

or any individual segment, is not material to an understanding of the company as a whole. See Item 101(c)(1)(v) of Regulation S-K.

2.   Please clarify your disclosure that you are not dependent upon any one "type of customer" for a significant part of your revenues, in light of management's statement from your earnings call for the fourth quarter of fiscal 2009 that the company has traditionally generated a little more than 20% of revenues from customers in the financial services industry.

Item 1A. – Risk Factors, page 5

3.   Many of your risk factor headings merely reference a condition or potential development that may impact the company, without referencing the associated risks. Please expand your disclosure to ensure that each risk factor heading adequately describes the specific risk or risks that you are discussing in the text. See Item 503(c) of Regulation S-K.

Item 7. - Management's Discussion and Analysis of Financial Condition and Results of Operations

Restructuring Charges and Asset Impairments

2007 Program, page 20

4.   We note disclosure in your Form 10-K for the fiscal year ended December 31, 2007 regarding your plans to achieve $150 million in pre-tax annual benefits by 2009 from your 2007 restructuring initiatives. Please tell us and consider disclosing in future filings whether your anticipated cost savings were achieved or are expected to be achieved in later periods. Refer to SAB Topic 5P4.

Consolidated Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, pages 46-48

5.   We refer to your disclosure on page 14 which indicates that customers have delayed purchases of new equipment and extended their leases on existing equipment due to the global economic conditions. To the extent that these lease extensions relate to your sales-type leases, please tell us how you account for these transactions. Refer to ASC 840-30-35.

Note 13. Fair Value Measurements

Investment Securities, page 69

6.   We note that the fair value measurements of The Pitney Bowes Bank's
        investments are determined by third party service providers, Zions – Liquid Asset
        Management and Utendahl Capital Management. We also note on page 87 that
        your real estate investments are valued externally by an independent appraiser.
        Please describe for us the nature and extent of the independent valuation firms'
        involvement in the determination of the fair value of these assets and tell us how
        you considered the guidance in Rule 436(b) of Regulation C regarding reference
        to a specialist. Please see Question 141.02 of our Compliance and Disclosure
        Interpretations available at
        http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Note 19. Retirement Plans and Postretirement Medical Benefits

Level 3 Gains and Losses, page 88

7.   We refer to the tabular summary of changes in the fair value of the U.S. pension
        plans' level 3 assets. Please tell us how you considered the requirement to
        disclose the actual return on plan assets, separately identifying the amount related
        to assets still held at the reporting date and the amount related to assets sold
        during the period. Refer to ASC 715-20-65-2 and ASC 715-20-50-1-
        (d)(5)(iv)(2)(A).

Exhibits 31.1 and 31.2

8.   The language of the certifications required by Rule 13a-14(a) may not be altered
        in any manner from the form appearing in Item 601(b)(31)(i) of Regulation S-K.
        In this regard, we note that you have replaced the word "report" with the phrase
        "annual report" in your certifications. Please confirm that in future filings you
        will not alter the form of the certifications in any manner from that appearing in
        Item 601(b)(31)(i) of Regulation S-K.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing, you may wish to provide us with marked copies of any amendment to expedite our
review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief